Exhibit 17.1

Keith Locker

48 Wall Street, 11th floor

New York, NY 10005

klocker@inletcapital.com

April 27, 2017

Board of Directors

New York REIT, Inc. (the “Company”)

c/o Winthrop REIT Advisors, LLC

7 Bulfinch Place

Boston, Massachusetts 02114

Dear Board:

I hereby resign from the Company’s Board of Directors effective April 27, 2017 and am not standing for reelection.

My resignation is not the result of any dispute or disagreement with the Company. I am extremely proud of the results achieved by appointing Winthrop REIT Advisors, LLC as the new manager and Wendy Silverstein as CEO, along with the successful transition.  I am confident that the shareholder approved Plan of Liquidation is in the right hands.

I joined the NYRT board on November 9, 2015 to serve as an independent director, participate in the strategic alternatives process and enhance corporate governance at the Company.  During my 18 months of service, I believe I provided an important, meaningful and independent perspective with respect to significant Company matters.

Sincerely,

/s/ Keith Locker

Keith Locker